EXHIBIT 21.1

Elite Health Systems Inc.

List of Subsidiaries

Subsidiary	Jurisdiction
Elite Systems Holdings Inc.	Delaware
USN Corona, Inc.	Delaware
Elite Health Plan, Inc.	California
Elite Health Plan of Nevada, Inc.	Nevada
Physician Support Systems Inc,	California